Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
October 7, 2021
VIA EDGAR TRANSMISSION
Ms. Sally Samuel
Mr. Quinn Kane
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Trust for Advised Portfolios (the “Trust”)
Setanta EAFE Equity Fund (the “Fund”)
File Nos.: 333-108394 and 811-21422
Dear Ms. Samuel and Mr. Kane:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
191	September 21, 2020	485APOS	0000894189-20-007812
196	December 4, 2020	485BXT	0000894189-20-009382
198	December 30, 2020	485BXT	0000894189-20-010082
200	January 28, 2021	485BXT	0000894189-21-000530
204	February 26, 2021	485BXT	0000894189-21-001199
206	March 26, 2021	485BXT	0000894189-21-001791
210	April 23, 2021	485BXT	0000894189-21-002294
212	May 21, 2021	485BXT	0000894189-21-003184
214	June 17, 2021	485BXT	0000894189-21-003761
216	July 16, 2021	485BXT	0000894189-21-004531
221	August 13, 2021	485BXT	0000894189-21-005315
223	September 10, 2021	485BXT	0000894189-21-006552
If you have any questions or require further information, please contact me at (626) 914-7372 or scott.resnick@usbank.com.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary of the Trust